

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

June 28, 2023

<u>By Overnight Delivery</u>

Mr. Dennis P. Bowe
Vice President – CFO, Treasurer and Secretary
STRATTEC Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

Re: <u>Notice of Intent to Nominate Director(s) at STRATTEC Security Corporation's 2023 Annual
Meeting of Shareholders</u>

Dear Mr. Bowe:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
STRATTEC Security Corporation ("STRATTEC" or the "Company") that it intends to nominate
Mr. Bruce M. Lisman as a nominee for election as director to the Board of Directors of
STRATTEC at the Company's 2023 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's By-Laws we provide the following information concerning
Mr. Bruce M. Lisman.

1. The nominee's name, age, principal occupation and employer.

    Bruce M. Lisman, 76. Self Employed. Private Investor, Board Member.

2. The nominee's address and telephone number.

    (Information provided to the Company)

3. A biographical profile of the nominee, including educational background and business and
    professional experience.

    *Bruce M. Lisman is a director of five companies; two private and three public. Since
    2004, he has served on the Board of the National Life Group, a mutual life insurance
    company; since 2022 he has served on the Board of the Bank of Burlington, a newly
    formed bank. In addition, he has served since 2020 on the Board of CIRCOR
    International, Inc. (NYSE: CIR), an industrial machinery company, he has served since
    2015 on the Board of Myers Industries, Inc. (NYSE: MYE), a material handling and*

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

distribution company; and, Associated Capital Group, Inc. (NYSE: AC), a financial services company that was spun-off from GAMCO Investors, Inc. in 2015. At those boards, he has served in leadership positions that include Chairman of the Board, Compensation and Governance Committees.

Past corporate board service includes an automotive aftermarket retail chain (The Pep Boys – Manny, Moe & Jack, 2015 through 2016), a regional broadcaster, a regional banking company (Merchants Bancshares, Inc., 2006 through 2015), an electric utility, an electricity transmission company, and an engineering & construction company. He is past Chairman and former Board member of American Forests, America's oldest conservation group. He has also served on a school board, a museum, a youth orchestra, and a policy advocacy group. Mr. Lisman graduated from the University of Vermont. His scholarship fund at the University of Vermont has supported nearly 400 non-traditional students since its formation. He is a past Chairman of the University of Vermont.

Prior to retirement, Bruce was a research analyst covering a broad range of industries, and was a four-time Institutional Investor All Star Analyst; he was Research Director at Bear Stearns (1984-1987), Co-Head of Global Equities at Bear Stearns (1987-2008) and Chairman of JP Morgan's Global Equity Division (2008-2009).

GAMCO believes that Mr. Lisman's qualifications to serve on the Board of Directors include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of Directors of the Company at its 2023 Annual Meeting of Shareholders.

Mr. Lisman's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NASDAQ rules.

We are advised that no business relationship exists between Mr. Lisman and the Company, directly or indirectly, and that Mr. Lisman would qualify under NASDAQ rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Lisman owns 2,500 shares of stock of the Company.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Below are Mr. Lisman's purchases and sales of stock of the Company over the last two years:

Purchases

4/13/2022 .. 500 Shares .. Common Stock
2/13/2023 .. 1,000 Shares .. Common Stock
5/8/2023 .. 1,000 Shares .. Common Stock

Sales

2/25/2021 .. 500 Shares .. Common Stock
10/10/2021 .. 500 Shares .. Common Stock

As of the date hereof, there are no derivative positions held or beneficially held by Mr. Lisman.

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Lisman with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Lisman with respect to any securities of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NASDAQ; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Lisman's written consent letter is enclosed (Exhibit B).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded

3



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of June 28, 2023, GAMCO was the beneficial owner of 682,483 shares of the Company's common stock, representing 16.99% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated June 2, 2023, is enclosed (Exhibit C).

   As of June 28, 2023, GAMCO was the record owner of 10 shares of the Company's common stock, representing 0.00% of the outstanding shares of the Company's common stock.

   As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

   As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.

   As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of

4


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NASDAQ.

There are no arrangements or understanding between GAMCO and Mr. Lisman or others pursuant to which Mr. Lisman is being nominated by GAMCO.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of 10.90% of the common stock of CIRCOR International, Inc., for which Mr. Lisman serves as a director.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of 14.65% of the common stock of Myers Industries, Inc., for which Mr. Lisman serves as a director.

Mr. Lisman serves as directors of Associated Capital Group, Inc. ("AC"), a public holding company which was spun off from GAMCO Investors, Inc., and includes Gabelli & Company Investment Advisers, Inc., a registered investment advisor, which owns less than 1% of the Company's outstanding common stock. G.research, LLC ("G.research") is a wholly owned subsidiary of Morgan Group Holding Co. ("MGH"). MGH is 83% owned by AC. G.research is a registered broker-dealer. Clients of these entities or the entities themselves may own shares of the Company. AC is majority owned by Mr. Mario J. Gabelli and affiliates.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

    GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least 67% of the Company's outstanding shares.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested, in accordance with the Company's By-Laws, in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy STRATTEC's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Lisman to serve as a director of the Company and it intends to continue to own the record shares of the Company through the record date of the Annual Meeting and through the Annual Meeting.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sincerely,

GAMCO Asset Management Inc.

David Goldman

By: David Goldman
General Counsel

DG/gm

Enclosures

CC: George Maldonado
Director of Proxy Voting Services - GAMCO

<u>Exhibit A</u>

Mr. Lisman's Biographical Sketch (Document Provided to Issuer)

<u>Exhibit B</u>

Mr. Lisman's Written Consent Letter (Document Provided to Issuer)

Amendment Number 34 to Schedule 13D, Filed on June 2, 2023 (Complete Filing Available on EDGAR)